

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 6, 2009

By U.S. Mail and Facsimile to: (206) 757-7178

Joseph M. Schierhorn
Executive Vice President, Chief Financial Officer
Northrim BanCorp, Inc.
3111 C Street
Anchorage, AK 99503

> **Re: Northrim BanCorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 000-33501**

Dear Mr. Schierhorn:

We have reviewed your response filed with the Commission on December 31, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 7 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to comment 1 in our letter dated December 5, 2008. We
         are unable to agree with your determination that the performance targets in

question are confidential due to the potential for competitive harm to the company. Please confirm that the company will disclose any similar performance targets in future filings.

Item 13. Certain Relationships and Related Transactions

Interest of Management in Certain Transactions, page 30 of Definitive Proxy Statement on Schedule 14A

2.   We note your response to comment 2 in our letter dated December 5, 2008. As previously noted in comment 10 in our letter dated July 17, 2008, please avoid qualifying the representations by including terms like "in the opinion of management."

Item 15. Exhibits, Financial Statement Schedules

3.   We note your response to comment 3 in our letter dated December 5, 2008. Please file the Executive Incentive Plan as an exhibit as soon as possible.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Staff Attorney

cc: Sandra Gallagher-Alford
        Davis Wright Tremaine LLP
        Suite 2300
        777 108th Avenue NE
        Bellevue, Washington 98004-5149